United States securities and exchange commission logo





                              March 2, 2021

       Noah Glass
       Chief Executive Officer
       Olo Inc.
       285 Fulton Street
       One World Trade Center, 82nd Floor
       New York, New York 10007

                                                        Re: Olo Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253314

       Dear Mr. Glass:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   Please supplementally
provide substantiation for your statement that Restaurant Business
                                                        Online, QSR Magazine,
and AP News have deemed Olo as the leading ordering platform, and not merely one of
several top companies or platforms. Alternatively, please revise your disclosure. Please
also revise your disclosure to define "high gross brand retention rate," including how
you measure this, and disclose your retention rate in prior and current periods.
 Noah Glass
FirstName
Olo Inc. LastNameNoah Glass
Comapany
March      NameOlo Inc.
       2, 2021
March2 2, 2021 Page 2
Page
FirstName LastName
The dual class structure of our common stock, page 53
We cannot predict the impact our dual-class structure , page 54

2. We note your added risk factor discussion of your dual class share structure. Please revise your disclosure to state that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders. Please include similar disclosure under "Description of Capital Stock."
General

3. The graphic in the forepart of your registration statement reads "Leading SaaS Platform for On-Demand Restaurant Commerce." Please supplementally provide support for this statement, or revise as appropriate.
       You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Nicole Brookshire, Esq.